UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)

MDC HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552676108

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

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13G/A
CUSIP No. 552676108

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,404,909

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,404,909

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,404,909

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9): 4.8%**

12.	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

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13G/A
CUSIP No. 552676108

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,324,509

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,324,509

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,324,509

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9): 4.5%**

12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

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13G/A
CUSIP No. 552676108

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,729,418

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,729,418

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,729,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9): 9.3%**

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

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Item 4 Ownership.
Item 10 Certification.
SIGNATURE
Joint Filing Agreement

AMENDMENT NO. 4 TO SCHEDULE 13G

     This Amendment No. 4 to Schedule 13G (the “Schedule 13G”) relating to shares of common stock of MDC Holdings, Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”) as an amendment to Schedule 13G filed with the Commission on January 26, 2001, as amended by Amendment No. 1 filed with the Commission on February 14, 2002, as amended by Amendment No. 2 filed with the Commission on October 15, 2002, as amended by Amendment No. 3 filed with the Commission on March 18, 2003 (the “Original Schedule 13G”). This statement is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company, and its affiliates (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc” and together with Greenlight LLC, “Greenlight”) and Mr. David Einhorn, principal of Greenlight.

     This Schedule 13G relates to shares of Common Stock, $0.01 par value, of the Issuer (“Common Stock”) purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner and (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc acts as investment advisor.

Item 4	Ownership.

     Item 4 of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

(a)	Greenlight and Mr. Einhorn are the beneficial owners of 2,729,418 shares of Common Stock.

(b)	Greenlight and Mr. Einhorn are the beneficial owners of 9.3% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,729,418 by 29,420,000, the number of shares of Common Stock issued and outstanding as of November 6, 2003, as reported in the Issuer’s quarterly report on Form 10-Q filed November 13, 2003.

(c)	Greenlight has the sole power to vote and dispose of the 2,729,418 shares of Common Stock beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 2,729,418 shares of Common Stock beneficially owned by Greenlight.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Exhibits	Exhibit 1

Joint Filing Agreement dated February 10, 2004, among Greenlight and David Einhorn.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 10, 2004

GREENLIGHT CAPITAL, L.L.C.

By:	/S/ DAVID EINHORN

David Einhorn, Senior Managing Member

Greenlight Capital, Inc.

By:	/S/ DAVID EINHORN

David Einhorn, President

/S/ DAVID EINHORN

David Einhorn

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